Filed Pursuant to Rule 253(g)(2)
File No. 024-11255

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 3 DATED JANUARY 1, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 18, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 18, 2020, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on December 21, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Quarterly Net Asset Value (“NAV”) Per Share as of December 31, 2020;
•	Share Redemption Plan Status;
•	Historical NAV Information;
•	Update to January 2021 Distribution; and
•	Real Estate Performance.

Net Asset Value as of December 31, 2020

As of December 31, 2020, our net asset value (“NAV”) per common share is $14.08. This NAV per common share shall be effective until updated by us on or about March 31, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2020 [1]	September 30, 2020 [1]
ASSETS
Investments, at fair value	$184,913	$144,695
Real estate properties, at fair value	31,277	-
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	25,633	25,117
Other real estate investments, at fair value	128,003	119,578
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	8,007	8,553
Current interest receivable	94	53
Other assets	1,029	4
Total Assets	$194,043	$153,305

LIABILITIES
Accounts payable	$103	$77
Due to related party	343	310
Note payable	10,227	-
Dividends payable [2]	1,392	1,087
Total Liabilities	$12,065	$1,474

NET ASSETS CONSIST OF:
Fundrise Equity REIT, LLC Members’ Equity:
Common shares; 12,926,270 and 11,324,256 shares outstanding, net of accumulated amortization of deferred offering costs, on December 31, 2020 and September 30, 2020, respectively	$119,697	$99,466
Retained Earnings (Accumulated deficit)	11,404	10,785
Net adjustments to fair value	50,877	41,580
NET ASSETS	$181,978	$151,831
NET ASSET VALUE PER SHARE, on 12,926,270 and 11,324,256 shares outstanding for the periods ended December 31, 2020 and September 30, 2020, respectively [3]	$14.08	$13.41

[1] Estimated Balance Sheets as of December 31, 2020 and September 30, 2020.

[2] This amount does not include accrual for dividends payable that were declared before December 31, 2020 that relate to the first quarter of 2021 or dividends payable that were declared before September 30, 2020 that relate to the fourth quarter of 2020, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on December 31, 2020 and September 30, 2020, respectively.

On January 1, 2021, the Company announced that its net asset value per share (“NAV”) as of December 31, 2020 is $14.08 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about March 31, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on January 1, 2021 the per share purchase price of our Common Shares will be $14.08 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after March 31, 2021, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended December 31, 2020, we expect to redeem approximately 224,970 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from September 30, 2016 to December 31, 2020.

Date	NAV Per Share
September 30, 2016	$9.55
December 31, 2016	$9.60
March 31, 2017	$9.82
June 30, 2017	$10.25
September 30, 2017	$10.45
December 31, 2017	$10.46
March 31, 2018	$10.71
June 30, 2018	$11.03
September 30, 2018	$11.23
December 31, 2018	$11.30
March 31, 2019	$11.44
June 30, 2019	$11.55
October 1, 2019	$11.75
December 31, 2019	$12.91
March 31, 2020	$12.94
June 30, 2020	$13.00
September 30, 2020	$13.41
December 31, 2020	$14.08

Update to January 2021 Distribution

On December 29, 2020, we announced a daily distribution of $0.0006849315 per share (the “January 2021 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2021 and ending on January 31, 2021 (the “January 2021 Distribution Period”). As of January 1, 2021, the January 2021 Daily Distribution Amount equates to approximately 1.78% on an annualized basis calculated at the current rate, assuming a $14.08 per share purchase price.

Real Estate Performance

The Company experienced a write up in NAV driven by (among other things) strong performance of its multi-family assets and in particular those located outside Washington, DC and across the Sunbelt region due to ongoing demand for relatively affordable, well-located apartment housing. As a result, despite broader economic challenges created by the pandemic, the Company’s portfolio generally saw property level fundamentals remain strong. This combined with a general decrease in overall uncertainty caused by the pandemic, as well as lower relative costs of borrowing and continued downward trends on cap rates all led to increases in valuation.